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                                                                  EXHIBIT (a)(1)


                             [EGREETINGS LETTERHEAD]




March 2, 2001

Dear Stockholder:

         As you know, Egreetings Network, Inc. has entered into a merger agreement with AmericanGreetings.com, Inc., pursuant to which a wholly owned subsidiary of AmericanGreetings.com has commenced a tender offer to purchase all of the outstanding shares of Egreetings' common stock for $0.85 per share in cash. The tender offer is conditioned upon, among other things, at least a specified minimum number of Egreetings' shares outstanding being tendered and not withdrawn and increases in certain liabilities of Egreetings less any increase in its net tangible assets not exceeding $1 million. If completed, the tender offer will be followed by a merger in which each share of Egreetings' common stock not purchased in the tender offer will be converted into the right to receive $0.85 per share in cash.

         On February 12, 2001, Egreetings sent to the stockholders of Egreetings at that time a Schedule 14D-9, setting forth the Board of Director's recommendation that stockholders accept the AmericanGreetings.com offer, tender their shares of Egreetings' common stock pursuant to the offer and, if required under the Delaware General Corporation Law or Egreetings' Certificate of Incorporation or Bylaws, vote to adopt the merger agreement. In response to requests for additional information from the Securities and Exchange Commission, Egreetings has amended its Schedule 14D-9. Please note that the terms of the tender offer and merger have not changed.

         Enclosed is the Amendment to the Schedule 14D-9 containing the additional information requested by the Securities and Exchange Commission. We urge you to carefully consider this information.




                                 Andrew J. Moley
                                 Director, Chief Executive Officer and President